Filed Pursuant to Rule 424(b)(3)
Registration Number 333-110980

3 1/2% Convertible Notes Due 2033

NII HOLDINGS, INC.

Prospectus Supplement No. 6 dated June 23, 2004

To Prospectus Dated March 11, 2004

      This prospectus supplement relates to an aggregate principal amount of $180.0 million 3 1/2% convertible notes due 2033 and the 6,750,000 shares of our common stock (as adjusted for a three-for-one stock dividend, as discussed below) issuable upon conversion of the notes. This prospectus supplement should be read in conjunction with and may not be delivered or utilized without our prospectus dated March 11, 2004, including any amendments or supplements thereto. The terms of the notes are set forth in the prospectus. The notes are not listed on any securities exchange. Our common stock is listed on the Nasdaq National Market under the symbol “NIHD.”

      Our Board of Directors approved a three-for-one stock split of our common stock to be effected in the form of a stock dividend. The stock dividend was paid on March 22, 2004 to stockholders of record as of March 12, 2004.

      See “Risk Factors” beginning on page 4 of the prospectus for a discussion of certain risks that you should consider in connection with an investment in the notes.

      We will not receive any of proceeds from the sale of notes or common stock by the selling security holders. The selling security holders may sell the notes or common stock either directly or through underwriters, broker-dealers or agents and in one or more transactions at market prices prevailing at the time of sale or at negotiated prices.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

      The table below sets forth additional information concerning beneficial ownership of the notes, the shares of common stock issuable upon conversion of the notes, and supplements and amends the table appearing under “Selling Security Holders” beginning on page 42 of the prospectus. To the extent that a selling security holder is listed both in the table below and in the table appearing in the prospectus, the information set forth below regarding the selling security holder updates and amends the information in the prospectus.

	Principal				Common Stock Owned
	Amount of		Shares of	Conversion	Upon Completion
	Notes		Common Stock	shares of	of the Offering
	Beneficially	Percentage	Beneficially	Common
	Owned and	of Notes	Owned Prior to	Stock	Number
Name of Beneficial Owner	Offered	Outstanding	the Offering(1)	Offered(2)	of Shares	Percentage(3)

Deutsche Bank Securities	$2,385,000	1.33%	—	89,437	—	—

*	Less than 1%.
(1)	Shares in this column do not include shares of common stock issuable upon conversion of the notes listed in the column to the right.
(2)	Assumes conversion of all of the holder’s notes at the adjusted conversion rate of 37.5 shares of common stock per $1,000 principal amount of the notes, not including fractional shares for which we will pay cash as described under “Description of Notes — Conversion of Notes.” However, this conversion rate is subject to further adjustment as described under “Description of Notes — Conversion of Notes.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.
(3)	Calculated based on 69,618,990 shares of our common stock (as adjusted for the three-for-one stock dividend) outstanding as of March 31, 2004.